Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2017

This Management’s Discussion and Analysis is prepared as of April 17, 2017

A copy of this report will be provided to any shareholder who requests it.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis (“MD&A”) of Platinum Group Metals Ltd. (“Platinum Group”, the “Company” or “PTM”) is dated as of April 17, 2017, and focuses on the Company’s financial condition and results of operations for the period ended February 28, 2017. This MD&A should be read in conjunction with the Company’s condensed consolidated interim financial statements for the period ended February 28, 2017 together with the notes thereto (the “Financial Statements”).

The Company prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All dollar figures included therein and in the following MD&A are quoted in United States Dollars (“USD”) unless otherwise noted. All references to “U.S. Dollars” or to “US$” are to United States Dollars. All references to “C$” are to Canadian Dollars. All references to “R” or to “Rand” are to South African Rand. The Company uses the USD as its presentation currency.

On January 26, 2016, the Company announced a consolidation of its common shares on the basis of one new share for ten old shares (1:10). All information regarding the issued and outstanding common shares, options and weighted average number and per share information has been retrospectively restated to reflect the ten to one consolidation.

PRELIMINARY NOTES

NOTE REGARDING FORWARD-LOOKING STATEMENTS:

This MD&A and the documents incorporated by reference herein contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “Forward-Looking Statements”). All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will, may, could or might occur in the future are Forward-Looking Statements. The words “expect”, “anticipate”, “estimate”, “may”, “could”, “might”, “will”, “would”, “should”, “intend”, “believe”, “target”, “budget”, “plan”, “strategy”, “goals”, “objectives”, “projection” or the negative of any of these words and similar expressions are intended to identify Forward-Looking Statements, although these words may not be present in all Forward-Looking Statements. Forward-Looking Statements included or incorporated by reference in this MD&A may include, without limitation, statements with respect to:

•

statements regarding anticipated or potential developments at the Maseve Mine (as defined below) including development and construction activities, conveyor details, improved stoping and tramming, access to Block II, mine plans, production trends, estimates and assumptions (including production rate, grade per tonne and smelter recovery), contractor and labor developments, the potential for a strike and the potential results thereof, and production and cost efficiencies;

•	ramp upand potential achievement of commercial production at the Maseve Mine;

•	capital-raising activities, compliance with terms of indebtedness and the adequacy of capital;

•	revenue, cash flow (and the effects of developments on cash flow) and cost estimates and assumptions;

•	statements with respect to future events or future performance;

•	corporate and asset level strategic alternatives;

•	anticipated exploration, development, construction, production, permitting and other activities on the Company’s properties;

•	the adequacy of capital, financing needs and the availability of and potential for receiving further commitments;

•	project economics;

•	future metal prices and exchange rates;

•	mineral reserve and mineral resource estimates; and

•	potential changes in the ownership structures of the Company’s projects.

Forward-Looking Statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-Looking Statements in respect of capital costs, operating costs, production rate, grade per tonne and concentrator and smelter recovery are based upon the estimates in the technical reports referred to in this MD&A and in the documents incorporated by reference or otherwise referred to herein and ongoing cost estimation work, and the Forward-Looking Statements in respect of metal prices and exchange rates are based upon the three year trailing average prices and the assumptions contained in such technical reports and ongoing estimates.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2017

Forward-Looking Statements are subject to several risks and uncertainties that may cause the actual events or results to differ materially from those discussed in the Forward-Looking Statements, and even if events or results discussed in the Forward-Looking Statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things:

•

uncertainty of production, development plans and cost estimates for the Maseve platinum and palladium mine (“Maseve Mine”), formerly known as Project 1 (“Project 1”) and Project 3 (“Project 3”) of what was formerly the Western Bushveld Joint Venture (the “WBJV”);

•

additional financing requirements to achieve the Company’s business objectives and remain in compliance with the covenants set forth in the Sprott Facility (as defined herein) and the LMM Facility (as defined herein);

•	the Company’s history of losses;

•

the inability of the Company to generate sufficient cash flow to make payment on its indebtedness under the Sprott Facility and the LMM Facility and comply with the restrictions imposed by such indebtedness;

•

the Sprott Facility and the LMM Facility are secured and the Company has pledged its shares of Platinum Group Metals (RSA) Proprietary Limited (‘‘PTM RSA’’) to the Lenders (as defined herein) under the Sprott Facility and the LMM Facility which potentially could result in the loss of the Company’s interest in the Maseve Mine, the Waterberg Project and in PTM RSA (as defined herein) in the event of a default under either facility;

•	the Company’s negative cash flow;

•	the Company’s ability to continue as a going concern;

•	delays in the production ramp-up of the Maseve Mine which could result in a default under the LMM Facility or the Sprott Facility;

•

there can be no assurance that underground development and production ramp-up at the Maseve Mine will meet its production ramp-up timeline or that production at the Maseve Mine will meet the Company’s expectations;

•	delays in, or inability to achieve, planned commercial production;

•	completion of a feasibility study for the Waterberg Project (defined below), which is subject to resource upgrade and economic analysis requirements;

•

discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production;

•	fluctuationsintherelativevaluesoftheU.S.Dollar,theRandandtheCanadianDollar;

•	risks of doing business in South Africa, including but not limited to, labour, economic and political instability;

•	volatility in metals prices;

•

the failure of the Company or its joint venture partners to fund their pro-rata share of funding obligations for Project 1 or the Waterberg Project; the inability of the Company to find an additional and suitable joint venture partner for Project 1 and Project 3 within such time frame as may be determined by the South African Department of Mineral Resources (“DMR”) in accordance with the South African Mineral and Petroleum Resources Development Act 28 of 2002;

•	any disputes or disagreements with the Company’s joint venture partners;

•	the ability of the Company to retain its key management employees and skilled and experienced personnel;

•

contractor performance and delivery of services, including the ability of contractors to continue to perform in the event of a strike amongst their employees, changes in contractors or their scope of work or any disputes with contractors;

•	conflicts of interest;

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2017

•	any designation of the Company as a “passive foreign investment company” and potential adverse U.S. federal income tax consequences for U.S. shareholders;

•	litigation or other legal or administrative proceedings brought against the Company;

•	actual or alleged breaches of governance processes or instances of fraud, bribery or corruption;

•

exploration, development and mining risks and the inherently dangerous nature of the mining industry, including environmental hazards, industrial accidents, unusual or unexpected formations, safety stoppages (whether voluntary or regulatory), pressures, mine collapses, cave ins or flooding and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties;

•	property and mineral title risks including defective title to mineral claims or property;

•

changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, South Africa or other countries in which the Company does or may carry out business in the future and failures to comply with legislation;

•	equipment shortages and the ability of the Company to acquire the necessary access rights and infrastructure for its mineral properties;

•	environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences;

•	extreme competition in the mineral exploration industry;

•	delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits;

•

the failure to maintain or increase equity participation by historically disadvantaged South Africans in the Company’s prospecting and mining operations and to otherwise comply with the Amended Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry;

•	certain potential adverse Canadian tax consequences for foreign-controlled Canadian companies that acquire common shares of the Company; and

•	the other risks disclosed under the heading “Risk Factors” in the Company’s 2016 Annual Information Form dated November 29, 2016 (the “AIF”).

These factors should be considered carefully, and investors should not place undue reliance on the Company’s Forward-Looking Statements. In addition, although the Company has attempted to identify important factors that could cause actual actions or results to differ materially from those described in Forward-Looking Statements, there may be other factors that cause actions or results not to be as anticipated, estimated or intended.

The mineral resource and mineral reserve figures referred to in this MD&A and the documents incorporated herein by reference are estimates and no assurances can be given that the indicated levels of platinum (“Pt”), palladium (“Pd”), rhodium (“Rh”) and gold (“Au”) (collectively referred to as “4E”) will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, mineral resource and mineral reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Any inaccuracy or future reduction in such estimates could have a material adverse impact on the Company.

Any Forward-Looking Statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any Forward-Looking Statement, whether because of new information, future events or results or otherwise.

NOTE TO U.S. INVESTORS REGARDING RESOURCE ESTIMATES:

Estimates of mineralization and other technical information included or incorporated by reference herein have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7 of the U.S. Securities and Exchange Commission (the “SEC”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as “reserves” under SEC standards. In addition, the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. Additionally, disclosure of “contained ounces” in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained in this MD&A and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2017

TECHNICAL AND SCIENTIFIC INFORMATION:

The technical and scientific information contained in this MD&A, including, but not limited to, all references to and descriptions of technical reports and studies included in this MD&A, has been reviewed and approved by R. Michael Jones, P.Eng, President and Chief Executive Officer and a director of the Company. Mr. Jones is a non-independent “qualified person” as defined in NI 43-101 (a “Qualified Person”).

NON-GAAP MEASURES:

This MD&A may include certain terms or performance measures commonly used in the mining industry that are not defined under IFRS as issued by the International Accounting Standards Board, which is incorporated in the Handbook of the Canadian Institute of Chartered Accountants. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our financial statements.

1.	DESCRIPTION OF BUSINESS

OVERVIEW

Platinum Group Metals Ltd. is a British Columbia, Canada, company formed by amalgamation on February 18, 2002 pursuant to an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation. The Company is a platinum-focused exploration and development company conducting work primarily on mineral properties it has staked or acquired by way of option agreements or applications in the Republic of South Africa.

The Company’s business is currently focused on production ramp up at the Maseve Mine and exploration and engineering on the Waterberg Project, a platinum and palladium property comprised of the 255 km2 Waterberg Joint Venture Project (the “Waterberg JV Project”) and the adjoining 864 km2 Waterberg Extension Project (the “Waterberg Extension Project”) and, both together referred to as the “Waterberg Project”.

The Maseve Mine milling facility is fully constructed and was commissioned in February and March of 2016. The Maseve Mine is in the ramp up phase of production. First concentrate was produced in February 2016. The Company expects commercial production to be achieved in the first half of calendar 2017, which is later than originally planned. Initial proceeds from concentrate sales before commercial production are treated as a reduction in project capital cost with $6.9 million being recognized to development costs in the six-month period ended February 28, 2017.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2017

PERSONNEL

As planned and announced by the Company earlier, Mr. Peter Busse resigned as Chief Operating Officer (“COO”) of the Company on February 20, 2017. Mr. Busse joined Platinum Group in 2007 and has served as the Company’s COO since that time. The functions that were formerly the responsibility of the COO have been assumed by the Company’s senior management team in South Africa. A replacement COO is expected to be appointed in due course.

The Company’s current complement of managers, staff and consultants in Canada consists of approximately nine individuals and the Company’s complement of managers, staff, consultants, security and casual workers in South Africa consists of approximately 257 individuals, inclusive of approximately 17 individuals active at the Waterberg Project.

The Waterberg Project is operated by the Company utilizing its own staff and personnel. Contract drilling, geotechnical and support services are utilized as required.

Maseve is operated by the Company on an “owner managed-contractor” basis. The Company has hired full time local mining specialists in South Africa while the Company drives to ramp up production at the Maseve Mine. The Company’s management team has taken over many duties and responsibilities previously assigned to contractors, resulting in improved planning and execution capabilities at the Maseve Mine. Based on information gathered and disseminated by a third party, the Company believes that the Maseve Mine’s 12-month rolling average for Lost Time Injury Frequency Rate compares favourably with averages among other platinum mines in the region. The Maseve management team has frequent interaction and dialogue with the inspectorate branch of the DMR and follows the DMR’s guidance carefully.

As at February 28, 2017, the total labour force at the Maseve Mine totalled approximately 1,883 people. The Company had 89 permanent and temporary employees and directly managed 550 contractor employees assigned to engineering (47 employees), security (91 employees), mining sub-contractors (239 employees) and support services (173 employees). Redpath Mining South Africa (Pty) Limited, a subsidiary of Canadian headquartered Redpath Mining Contractors and Engineers (“Redpath”), assumed its role as the principal mining contractor during the second fiscal quarter ending February 28, 2017 (the “Second Quarter”). As at February 28, 2017, Redpath employed approximately 739 persons, approximately one half of whom were sourced from previous contractors at the Maseve Mine as well as limited numbers of external recruits. Underground mining contractor JIC Mining Services had approximately 376 people, including mining sub-contractors, assigned to working in development ends only on both the north and south mine areas at the Maseve Mine. As the Maseve Mine ramps up production, Company management continues to streamline and refine contractor engagement for underground mining and development at the Maseve Mine to improve operational efficiencies and rates of production. Plans in progress at the date of this MD&A will continue to consolidate contracting services and reduce the number of people onsite over the next few months. See more detail at “PROPERTIES - SOUTH AFRICAN PROPERTIES - Maseve Mine - Maseve – Operations” below under Section 2.

During December 2015, Tailing Technology (Pty) Limited (“TTL”) was engaged to provide concentrator management, operating and maintenance services for the Maseve mill. TTL personnel were inducted to site and completed training and the establishment of operating procedures and protocols in December 2015 and January 2016. At February 28, 2017, TTL had approximately 102 employees onsite plus approximately 27 sub-contractor personnel. TTL is currently in negotiations with the Association of Mineworkers and Construction Union (“AMCU”) in an attempt to avoid labour action resulting from TTL’s recognition of AMCU’s organization of 58% of its workforce. Please see “PROPERTIES – SOUTH AFRICAN PROPERTIES – Maseve Mine – Labour Relations” below.

The Company has worked closely for several years with local communities and a human resource specialist company to create a database of local persons interested in work at the Maseve Mine, including their skill and experience details. The Company has set a target of 30% local employment for the mine, including persons under the employ of contractors. At February 28, 2017, approximately 14% of the onsite Maseve workforce comprised local persons from surrounding communities. The Company continues to work to achieve its local employment target as circumstances and the availability of candidates allow.

2.	PROPERTIES

Under IFRS, the Company defers all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production, or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis. The Company evaluates the carrying value of its property interests on a regular basis. Management is required to make significant judgements to identify potential impairment indicators. Any properties management deems to be impaired are written down to their estimated net recoverable amount.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2017

Management believes that indicators of impairment existed for the Maseve Mine as of fiscal year end August 31, 2016 and at February 28, 2017, consisting of lower platinum and palladium prices compared to previous years and the low market capitalization of the Company. A formal impairment analysis was performed for the Maseve Mine as of August 31, 2016, resulting in an after-tax non-cash impairment charge of $41.4 million. The key assumptions used in determining the recoverable amount (fair value less costs to sell) for the Maseve Mine as a “cash generating unit” are estimated long-term commodity prices, discount rates, cash costs of production, capital expenditures and foreign exchange rates.

The assumptions used in determining the recoverable amount for the Maseve Mine at February 28, 2017 have not changed significantly from those used at year-end, August 31, 2016. A new impairment analysis was undertaken at February 28, 2017 using updated inputs and an impairment of $55 million was recognized on the Maseve Mine, reducing the current carrying value of the Maseve Mine to a similar level as estimated at August 31, 2016.

For more information on mineral properties, see below and Notes 4 and 5 of the Company’s February 28, 2017 condensed consolidated interim financial statements.

SOUTH AFRICAN PROPERTIES

The Company conducts its South African exploration and development work through its wholly-owned direct subsidiary Platinum Group Metals RSA Proprietary Limited (“PTM RSA”). Development of the Maseve Mine is conducted through Maseve Investments 11 Proprietary Limited (“Maseve”), a company which is held 82.9% by PTM RSA and 17.1% by Africa Wide Mineral Prospecting and Exploration Proprietary Limited (“Africa Wide”), which is in turn owned 100% by Johannesburg Stock Exchange listed, Wesizwe Platinum Limited (“Wesizwe”). See “Maseve Mine – Africa Wide Dilution” below for details regarding the dilution of Africa Wide’s shareholding in Maseve.

The Company is the operator of the Waterberg Project, with JOGMEC and Mnombo Wethu Consultants (Pty) Ltd. (“Mnombo”) being joint venture partners. During 2015, the parties amended the then existing agreements between them and agreed to consolidate the Waterberg JV Project and Waterberg Extension Project into one unitized project area. See further details below at “Waterberg Projects – History of Acquisition”.

Maseve Mine

Maseve – Operations

Maseve Phase 1 underground development at the north mine declines (the “North Declines”) and surface preparation for mill and concentrator construction commenced in late 2010 and finished in late 2012. Phase 1 site construction and underground development transitioned into Phase 2 in late 2012 and early 2013, consisting of an additional twin decline access and development into the south mine portion of the deposit (the “South Declines”), milling and concentrating facilities, a tailings storage facility (“TSF”) and continued underground development at the north mine.

Phase 2 construction at the Maseve Mine was substantially complete in late 2015 in terms of surface plant and equipment and the cost budget estimate scope of work. Cold commissioning was carried out in December 2015 and January 2016. Hot commissioning and first production occurred in February and March of 2016. Several minor, occasional mechanical breakdowns have occurred at the mill, as per normal operating expectations, since March of 2016. Recoveries on low grade commissioning material and development muck since commissioning have been consistent with design criteria.

Commissioning feed to the plant in February and March 2016 was primarily sourced from the low-grade development stockpiles. During April and May 2016, tonnes from underground development and mined tonnes from stoping were introduced along with the feed from the low-grade development stockpile. From May to November 2016, mill feed was primarily development material, being mostly muck from primary access headings developed on reef. During the Second Quarter, access into planned mining stopes increased. Looking forward, tonnes from mining, as opposed to on reef development, are planned to make up an increasing percentage of mill feed, thereby increasing the average grade and recovery of material milled.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2017

As disclosed in the Company’s press release dated November 29, 2016, a much-publicized safety inspection drive in the Northwest Region by the inspectorate branch of the DMR during the latter part of the Company’s first fiscal quarter resulted in intermittent Section 54 work stoppages at the Maseve Mine, causing a delay in some development and production. Some after effects of these stoppages continued into December 2016 while DMR concerns were addressed, requested actions were completed and the responsible contractor employees were re-trained. Procedural improvements were implemented based on DMR advice to help reduce the likelihood of future Section 54 stoppages and the Company has remained focused on safely increasing mined tonnage at grade from planned blocks while at the same time reducing costs. During the Second Quarter, the DMR attended the Maseve Mine on several occasions and made several recommendations. While the DMR discussed safety issues with management, it did not impose any further Section 54 work stoppages.

Although mined tonnes from Block 11 have increased from month to month since December, 2016, the tonnes mined and delivered have been less than planned. As well as the other reasons described herein, this is substantially due to low availability levels for trackless mobile machinery (“TMM”), such as dump trucks (“DT’s”) and load haul dump machines (“LHD’s”). Mine crews are demonstrating the ability to blast tonnes at or near plan in Block 11, but lower than required TMM availability has restricted the ability to remove waste and ore from the mine. Considerable effort is being applied to improve TMM maintenance and availability. A new, highly experienced mine engineer and mechanical team has been hired to re-organize and improve TMM maintenance. In addition, the planned completion of a new conveyor now under construction by Redpath towards Block 11 will significantly improve the efficiency of moving ore from the mine and will also reduce the number of required DT’s for tramming from approximately 11 units to five. As of the date hereof this new conveyor is approximately 60% complete.

Underperforming contractors and labour have been a significant impediment to meeting development and production targets at the Maseve Mine. Equipment maintenance skills have been an important area requiring improvement. During the Second Quarter, the Company made certain changes. Underperforming contractors were terminated or given a reduced scope of work, while at the same time, Redpath’s scope of work regarding mine production tonnage was increased. The Company also replaced several senior managers. The Company incurred some temporary inefficiencies and additional costs through January 2017 to make the required changes. Improvements in operations have now occurred and the Company believes the actions taken will benefit Maseve’s current and future operations. See more detail below.

During March 2017 the Maseve Mine reported 2,598 4E ounces produced in concentrate, demonstrating improved stoping and the positive effects of Block 11 production coming online. This March production was the best level achieved since completion of commissioning and shows a positive trend. Planned conveyor and silo completions are on track and targeted to be completed at the end of April 2017 and are expected to facilitate and continue to improve performance.

Improvements in stoping tonnes versus development during production ramp up from Block 11 are in progress at the time of writing. Production levels in December, January and into February 2017 were hampered by the process of changing the primary underground mining contractor to Redpath, senior management changes, equipment operator performance and slowly improving equipment availability. Production during February 2017 was also hampered by an extraordinary rain event over a period of days around February 20, 2017, which caused surface flooding in the region of the Maseve Mine and some underground flooding at the Maseve Mine. Mining operations in Block 11 were suspended for three days and mining operations in general were negatively affected for approximately ten days. Milling operations were also suspended at the same time for approximately a week while an electrical transformer belonging to ESKOM Holdings Limited ("ESKOM"), South Africa's state owned electricity utility, was replaced. The transformer failed during the rain event described above, but it is not known if the rain event was the sole cause of the fault condition in the transformer. As a result of the mill downtime, the three days of milling planned for February 2017 were completed in March 2017.

A summary of monthly production since commissioning follows:

Month	Dry Tonnes Milled	Average Grade in gms/tonne	Recovery %	4E Ounces in Concentrate
Commissioning	138,889	0.69	65.2	2,013
April, 2016	83,866	0.86	72.7	1,682
May, 2016	97,542	0.77	67.0	1,620
June, 2016	55,945	1.11	74.6	1,488
July, 2016	54,420	1.01	76.8	1,362
August, 2016	50,306	1.48	79.1	1,893
September, 2016	55,897	1.29	78.4	1,823
October, 2016	22,316	1.59	79.3	907
November, 2016	29,945	1.58	81.4	1,237
December, 2016	39,297	1.51	79.2	1,509
January, 2017	34,661	1.53	79.2	1,351
February, 2017	29,146	1.59	80.3	1,193
March, 2017(1)	51,663	1.88	83.3	2,598(2)

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2017

Several important operational advancements were completed during the Second Quarter, which the Company expects will positively affect future production, as described below:

•

Significant advancement into Block 11 in preparation for increased mining from this important mining block was achieved. Five development ends and 17 mining faces or “bords” are now active in Block 11, representing an increase of nine mining faces since December 2016. The work focus in Block 11 is beginning to shift to mechanized bord and pillar mining.

•

The second of the two primary access declines into Block 11 was successfully completed on December 30, 2016. This second primary access has created a new, more efficient ventilation district at Block 11, which enhances the ability to blast and operate in this area. The establishment of a second roadway has also improved access and egress and has allowed for more efficient tramming of ore.

•

A “heads of terms” was signed in January 2017 with Redpath. The heads of terms agreement contemplated that the parties would enter into a more detailed contract mining agreement, which is now in the process of being negotiated. Redpath had earlier won a competitive open tender to provide bord and pillar mining, hybrid mechanized mining and ore transport from Block 11.

•

During January 2017 Redpath entered a letter of intent whereby they would install, operate and maintain a 1.0 km conveyor towards Block 11, linking into underground silos and the existing 1.4 km conveyor to surface and 1.7 km conveyor system into the mill. Construction of this conveyor commenced in February 2017. As of the date hereof this construction is approximately 60% complete and is on track for completion at the end of April 2017. Cost for the conveyor installation to be borne by Redpath was estimated at Rand 25.0 million (approximately $1.8 million), which Redpath would recoup by way of a per tonne charge.

•

Since June 2016 Redpath has been onsite long hole mining blocks 9 and 12 utilizing a Raptor 55 long hole drill rig. In mid-January 2017, Redpath also took over long hole mining duties in Block 16 utilizing a second Raptor drill rig. The long hole method employed by Redpath has proven capable of producing tonnage with reasonable dilution.

•

During the Second Quarter a monthly cost reduction program was undertaken through a process of rationalizing and consolidating underperforming and redundant contractors at the Maseve Mine. This process was undertaken cooperatively with the involvement of affected contractors, the National Union of Mineworkers, and on occasion, the DMR. Many mining services previously provided by several contractors are now consolidated under the management of Redpath. As the changeover process is completed, the Company expects to achieve improved production and cost efficiencies because of these changes.

The contribution of mined tonnage from Block 11 is a critical factor to achieving positive cash flow at the Maseve Mine. Block 11 is a large, well-drilled and stable mining block estimated to host 545,000 4E Merensky Reef (“MR”) ounces (3,066,512 tonnes at 5.53 gpt 4E Indicated). This block is modelled as flat dipping at an average of nine degrees, with an average seam thickness of 157 cm (as published in the technical report titled “An Independent Technical Report on the Maseve Project (WBJV Project areas 1 and 1A) located on the Western Limb of the Bushveld Igneous Complex, South Africa” dated August 28, 2015, with an effective date of July 15, 2015 (the “Project 1 Report”)). The flat dip and good quality of the MR in Block 11 reef has been confirmed with over 150 meters of strike length exposed to date in underground development.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2017

During 2017, Block 11 is scheduled to build up to 70-80% of mined ore flow. At full production Block 11 is planned to provide up to 76,000 tonnes a month of mined ore flow. Historical monthly mined tonnes for Block 11 are recorded in the table below:

Month	Block 11 Mined Tonnes	Total Mined Tonnes	Percentage
December, 2016	8,388	27,559	30.4%
January, 2017	16,614	28,733	57.8%
February, 2017	20,759	43,742	47.5%
March, 2017	29,690	49,610	59.8%

Maseve – Underground Development

From the north box, cut underground mining has now developed the North Declines on a southwest heading for 1,423 meters of primary advance to where they reach the first infrastructure level at a vertical depth of 220 meters from surface. At the first infrastructure level, passageways and storage bins for conveyor transfers from various mining blocks at depth are under construction. Construction of a conveyor and chairlift to surface from the first infrastructure level is complete and this equipment was inspected and commissioned for use in March 2016.

From the first infrastructure level the North Declines was split into two pairs of twin break-away declines, one of which is being developed southeast toward planned mining blocks 9 and 12, and the other which is being developed east towards planned mining blocks 10 and 11. Block 11 is the most important block in the early mining profile due to its size, high grade/thickness and stable geometry, which allows for the application of low cost mining methods. See more on Block 11 above. From the break-away, the declines to blocks 9 and 12 are developed for a further 1,163 meters of primary advance to a vertical depth of 337 meters. Further, from the break-away, the declines to blocks 10 and 11 have now been developed for a further 2,130 meters of primary system advance to a vertical depth of 524 meters and have reached their targeted mining area.

In addition to the primary decline development described above, as at February 28, 2017, the following development has approximately been completed and surveyed in the north mine area:

i)	4,327 meters of lateral access development, including access from primary declines to mining blocks, ventilation passages, return airways, ramps, waste raises and haulages.

ii)	5,119 meters of progressive reef development consisting of raise and diagonal development into mining blocks, reef drives, reef cubby’s and reef muck bays.

iii)	14,653 square meters bord and pillar and long hole stoping.

iv)	1,862 meters of progressive infrastructure development for cross cuts, station drives, substations, refuge bays, workshops and water management facilities.

Four ventilation raise bore shafts have been completed and commissioned at the north mine. The N4A Vent Raise is now operational, but was late being commissioned. The pilot hole for the fifth ventilation shaft N4C is complete, but reaming has not yet commenced.

From the south box, cut underground mining has advanced the South Declines for 1,783 meters of primary system advance to a vertical depth of 271 meters (as at February 28, 2017). Development of the South Declines has now accessed Block 16. Primary access development at the south mine is currently scheduled to be reduced for a period of time so that crews may focus efforts at the north mine. Long hole mining in areas of Block 16 that are already developed will be long hole mined in 2017 by Redpath utilizing a Raptor 55 long hole drill rig (as discussed above).

In addition to the primary decline development described above, as at February 28, 2017 the following development has approximately been completed and surveyed in the south mine area:

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2017

i)	1,375 meters of lateral access development, including access from primary declines to mining blocks, ventilation passages, return airways and ramps.

ii)	824 meters of progressive reef development consisting of diagonal development into mining blocks, reef drives, reef cubby’s and reef muck bays.

iii)	39 meters of progressive infrastructure development for cross cuts, station drives, substations, refuge bays, workshops and water management facilities.

iv)	2,353 square meters long hole stoping.

At the time of writing, development at the Maseve Mine has six working development ends and twenty-two established bords and stoping ends where the MR is exposed and which are currently in production. Recent efforts have been focused on opening more bords to increase face availability. Bord and pillar stoping rates are planned to increase as targeted production blocks are reached. The mining plan for the Block 11 area, the largest area of current production, is largely unmodified following opening over 150 meters of strike length at this time.

As development opens areas of MR, evaluation of initial mining blocks is being completed by Company geologists. Shallow MR mine blocks are exhibiting rolling features where the critical zone of the Bushveld Igneous Complex is near the Transvaal Sediment floor rocks. This condition, referred to as an abutment facies of the MR, is common to the shallow portions of the adjacent operating mine. Mine geologists note that this condition is improving as declines are advanced deeper into areas of the deposit which are less ductile and more stable.

Production at the Maseve Mine is behind schedule due to challenges related to the ramp up of stoping tonnes. Difficulties and delays have been caused in part by poor contractor performance and incomplete underground infrastructure, causing bottlenecks in the movement of waste and ore out of the mine. Work during the first fiscal quarter to complete ore silo number one top infrastructure and the addition of a belt loader at this silo did improve efficiencies. Top and bottom completions at silo number three (now underway) and then silo number two are expected to further improve efficiencies and capacity in the remainder of calendar 2017.

On September 19, 2016, the Company reported that primary development at the Maseve Mine had accessed mining Block 11, hosting some of the best grade thickness ore at the Maseve Mine. Development into Block 11 is in progress with a focus on ramping up production from this block. A conveyor from the first infrastructure level underground has been commissioned that feeds directly to an overland conveyor and into the primary crusher and mill. A conveyor leg section 1.0 km towards Block 11 is now under construction by Redpath (as described above), which will significantly improve the ability to move mined tonnes out of the mine and directly into the mill. At the time of writing, approximately 900 meters of the planned 1.0 kilometer conveyor segments have been constructed and conveyor top infrastructure has been delivered on schedule. Conveyor sections will be commissioned sequentially as they are completed towards Block 11. In the meantime, a double tramway is now being utilized as both primary access declines have reached Block 11.

Company management and supervisory personnel are working with mining crews to improve cycle times, utilization of drill jumbos, tramming and the movement of personnel to and from underground working areas. Crews are also being retrained to take advantage of the newly commissioned underground conveyor and chairlift at the north mine. Third party independent mining specialists have been assigned to site since March 2016 and their observations and assessments are being used to modify underground development methodologies and routines to improve efficiency and output. Stoping volumes are expected to increase in the months ahead as mining areas are accessed, established and opened-up. The successful execution of this stoping will be critical to meeting planned production and ramp up.

Flexibility of mining using trackless mobile machinery in certain blocks is part of the overall mine design. Most of the Company’s fleet of underground mining equipment has been in use since major underground development began in 2012 and 2013. As the Company’s fleet of underground mining equipment ages, machine maintenance and availability have been restraining factors. The Company has sourced additional supervisors, skilled artisans and contract mechanics to address this issue and improvements in machine availability are being noted. A budgeted refurbishment program is now underway that is expected to improve unit availability throughout the remainder of calendar 2017.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2017

The rate of underground development at the Maseve Mine continues to be an important factor with respect to mine ramp up and production rates. Delays in underground development, stoping rates and planned tonnages have resulted in production delays. Such delays have had, and will continue to have, a negative impact on working capital requirements until sufficient mined material is produced to allow mine operations to generate positive cash flow.

Maseve Mine - Financial Overview

During the six-month period ended February 28, 2017, the Company incurred and capitalised $61 million (February 29, 2016 - $58 million) in development, construction, equipment and other costs for the Maseve Mine. At period end, an impairment was recognized in the amount of $55 million, reducing the current carrying value of the Maseve Mine to a similar level as estimated at August 31, 2016 in Rand, based on updated inputs to the mine’s financial model. As at February 28, 2017, post impairment, the Company carried total deferred acquisition, development, construction, equipment and other costs related to the Maseve Mine of $525 million and another $2.4 million related to Project 3. All revenue generated from the sale of concentrate is treated as a reduction in capital costs until commercial production at the Maseve Mine is declared. Africa Wide’s non-controlling interest in Maseve as at February 28, 2017 was recorded at $26.6 million.

The escalation of costs, wage increases, metal price volatility, production ramp-up timing, grade variations and Rand volatility are all material risk factors for the commercial viability of the Maseve Mine. Lower metal prices, further delays in production ramp up or a stronger South African Rand could all result in requirements for further financing being required.

Since 2012, operating costs in South Africa have continued to escalate in Rand terms. The escalation of costs, metal price volatility, completion of infrastructure, advancement of underground mining, production ramp-up timing, grade variations, the availability of financing and Rand volatility are all material risk factors for the Maseve Mine which could result in the Company breaching one or more covenants under the Sprott Facility, or LMM Facility. See Section 3., item A) “Liquidity and Capital Resources” below.

Maseve Mine - Social Development and Responsibilities

Feedback from the public consultation processes for the environmental assessment and social and labour plan developed for the Maseve Mine has been constructive and positive. The mine capital development and operations plan includes a significant investment in training through the life of mine, and in conjunction with the social and labour plan, aims to achieve maximum value from the project for all stakeholders, including local residents. Based on interaction with the community, the completion of a skill and needs assessment, and the Company’s training plans, the project has set a target for 30% of more than 2,000 jobs to be sourced with persons from the local communities. To assist the Company in achieving these goals, the Company has contracted the services of an experienced and professional South African human resources company. The Company’s five year social and labour plan is nearing completion and discussions on the new plan forward from April 2017 have been consistent with the Company’s previous work in education, procurement and training.

Maseve Mine - Africa Wide Dilution

On October 18, 2013, Africa Wide informed the Company that it would not be funding its approximate $21.8 million share of a unanimously approved project budget and cash call for the Maseve Mine. On March 3, 2014, Africa Wide informed the Company that it would not be funding its $21.52 million share of a second unanimously approved cash call. As a result, the Company entered arbitration proceedings against Africa Wide in accordance with the terms of the Maseve shareholders’ agreement (the “Maseve Shareholders Agreement”) to determine Africa Wide’s diluted interest in Maseve, and therefore the Maseve Mine and Project 3. On August 20, 2014, an arbitrator ruled in the Company’s favour on all matters and Africa Wide’s shareholding in Maseve was reduced to 21.2766% based on the first missed cash call. Because of missing the second cash call, Africa Wide’s ownership was further diluted to approximately 17.1% and the Company’s ownership was increased to approximately 82.9% .

All funding provided by PTM RSA to Maseve for development and construction of the Maseve Mine since the second cash call missed by Africa Wide has been, and is planned to be, provided by way of intercompany loans. At February 28, 2017 Maseve owed PTM RSA approximately Rand 4.3 billion ($326 million). All amounts due to PTM RSA are planned to be repaid by Maseve before any distribution of dividends to shareholders.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2017

Legislation and regulation in South Africa require that a Black Economic Empowerment (“BEE”) entity own a 26% equity interest in mining projects that qualify for the grant of a Mining Right. Because Africa Wide is the Company’s BEE partner for the Maseve Mine, the Company advised the DMR on October 19, 2013 of Africa Wide’s decision to not fund the first cash call and the resulting dilution implications. On October 24, 2013, the DMR provided the Company with a letter stating that it will apply the provisions of the Mineral and Petroleum Resources Development Act, 28 of 2002 (the “MPRDA”) to any administrative processes or decisions to be conducted or taken within a reasonable time and in accordance with the principles of lawfulness, reasonableness and procedural fairness in giving the Company the opportunity to remedy the effect of Africa Wide’s dilution. In addition to Africa Wide’s direct equity interest in Maseve, a past sale by PTM RSA of an 18.5% interest in the project that has become Wesizwe’s platinum mine is a component of the Maseve’s BEE profile. Under the terms of the Maseve Shareholders Agreement, if Maseve is instructed by the DMR to increase its BEE ownership, any agreed costs or dilution of interests shall be borne equally by the Company and Africa Wide. The Company may consider Mnombo as a BEE partner for the Maseve Mine.

In early June 2016, the DMR requested an update regarding the Company’s efforts to increase the BEE equity ownership percentage in Maseve from 17.1% to 26%. The Company met with the DMR in early June 2016 and the DMR requested a further update by August 7, 2016, while reminding the Company of the risk of potential action under Sections 47 and 93 of the MPRDA if the Company were not to increase the historically disadvantaged South African (“HDSA”) ownership percentage. The Company believes that any action in this regard is premature given that the court proceedings between the Chamber of Mines and the DMR in regard to the ‘‘once empowered, always empowered’’ principle and the introduction of the Reviewed Broad Based Black-Economic Empowerment Charter for the South African Mining and Minerals Industry both remain pending. The Company has made several attempts to schedule a meeting with the DMR to further discuss this issue. To date, while the Company has been advised by the DMR that the matter will be discussed at a later date, no such meeting has taken place and the DMR has not issued a notice of non-compliance with the MPRDA.

As noted in the AIF, the DMR had obtained an exemption from applying the generic BEE Codes of Good Practice (the “Generic BEE Codes”) under the Broad-Based Black Economic Empowerment Act, 2003 (the “BEE Act”) until October 31, 2016 and had applied for a further extension until December 31, 2016. During such extension, when evaluating the issuance and maintenance of licenses and other authorizations, the DMR would rely upon the Amended Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry (the “Mining Charter”), rather than the more onerous provisions of the Generic BEE Codes. While this exemption was extended to December 31, 2016, no further exemption was obtained thereafter, and, as a matter of law, the Generic BEE Codes now apply to the issuance and maintenance of licenses and other authorizations. As a matter of practice, the DMR has continued to apply the provisions of the Mining Charter rather than the Generic BEE Codes, and the assessment of the Company’s BEE compliance is therefore uncertain. See the risk factors in the AIF captioned ‘‘The dilution of Africa Wide may have a material adverse effect on the Company’s business and results of operations’’ and ‘‘The failure to maintain or increase equity participation by HDSAs in the Company’s prospecting and mining operations could adversely affect the Company’s ability to maintain its prospecting and mining rights.’’

Maseve Mine - Labour Relations

In recent years, the gold and platinum mining industries in South Africa have witnessed significant labour unrest and demands for higher wages by certain labour groups. To date, the Company has seen no adverse labour action on its site at the Maseve Mine.

The primary union at the Maseve Mine, representing the workers of the project’s underground mining contractor, is the National Union of Mineworkers (“NUM”). The Company maintains an active dialogue with contractors and NUM, as well as with its own employees. In October 2015, NUM agreed to a labour contract with the underground mining contractor at the Maseve Mine for a two-year period ending September 2017. In the future, should higher salaries and wages occur across the industry, the Company will likely see increased costs for labour.

Mill operating contractor TTL has reported to the Company that AMCU was recently recognized by them with approximately a 58% membership (approximately 62 people) amongst TTL’s workforce. AMCU has provided a set of demands and TTL is in negotiations with AMCU. TTL and AMCU met with the South African Commission for Conciliation, Mediation and Arbitration on March 31, 2017 for mediation but, unfortunately no agreement was reached. As a result, the commission is reported to have issued a strike certificate on April 3, 2017. If AMCU wishes to take strike action, they must provide 48 hours written notice. TTL advises the Company that they are striving to find a solution and that they remain confident they will be able to run the Maseve mill and limit any potential disruptions if AMCU chooses to go on strike. However, the Company cannot provide any assurance as to whether AMCU will strike or the consequences of a strike on the Company’s operations.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2017

Maseve Mine (Project 1) and Project 3 - Mineral Resources and Reserves

On July 15, 2015, the Company published an updated independent resource estimate for the Maseve Mine and an updated independent reserve estimate based on underground sampling and observations as well as recent infill drilling from surface in the Project 1 Report, which was prepared by Charles J Muller (B. Sc. (Hons) Geology) Pri. Sci. Nat., of CJM Consulting (Pty) Ltd.; Gert Roets (B. Eng. Mining), Pr. Eng. (ECSA), of DRA Projects; and Gordon Cunningham, B. Eng. (Chemical), Pr. Eng. (ECSA) of Turnberry Projects (Pty) Ltd. The Project 1 Report is now the current technical report for the Maseve Mine. An update to the 2015 resources and reserves based on the underground development and further surface and underground sampling is in progress at time of writing.

The 2015 updated reserve estimate in the Project 1 Report considers various mining factors, including changes in mining widths, methods and costs. Maseve Proven and Probable MR Reserves on a 100% project basis are estimated at 2.585 million ounces 4E (17.525 million tonnes grading 4.59 g/t 4E at a 2.50 g/t 4E cut-off grade and prill split of 2.94 g/t Pt, 1.24 g/t Pd, 0.18 g/t Rh, 0.23 g/t Au). Maseve Proven and Probable UG2 Reserves on a 100% project basis are estimated at 1.532 million ounces 4E (14.914 million tonnes grading 3.19 g/t 4E at a 2.50 g/t 4E cut-off grade and prill split of 2.01 g/t Pt, 0.83 g/t Pd, 0.32 g/t Rh, 0.03 g/t Au).

Total Maseve Mine measured and indicated mineral resources are 3.9 million ounces 4E on the MR (21.82 M tonnes grading 5.51 g/t 4E) and 2.8 million ounces on the UG2 Reef (22.68 M tonnes grading 3.8 g/t 4E) (100% project basis). These mineral resources have been calculated based on a resource cut of 146cm (versus 109cm in earlier estimates) and they incorporate recent detailed drilling and underground work to date. The prill splits are as previously announced at 64% Pt, 27% Pd, 4% Rh, 5% Au on the MR and 63% Pt, 26% Pd, 10% Rh, 1% Au on the UG2 Reef. The Company believes the thicker resource cut has better potential for the use of mechanized mining.

Mineral reserves are a sub-set of measured and indicated mineral resources and are not in addition to mineral resources. The total Maseve Mine MR and UG2 Reserves are as detailed above and in the current mine plan are sufficient for an updated annual production target of 250,000 ounces 4E at steady state and an overall mine life of approximately 20 years.

Mineral reserves and mineral resources reported for the Maseve Mine are from combined MR and UG2 reef tonnes. Information regarding grades, prill splits, sampling, reserve and resource calculations and risk factors may be found in the Project 1 Report, which was filed on August 28, 2015 on SEDAR at www.sedar.com and also filed on EDGAR at www.sec.gov.

A technical report dated August 31, 2010 entitled “Technical Report on Project 3 Resource Cut Estimation of the Western Bushveld Joint Venture (WBJV) Located on the Western Limb of the Bushveld Igneous Complex, South Africa” (the “Project 3 Report”) remains the current technical report with respect to Project 3. Project 3 hosts an estimated 1.939 million indicated 4E ounces (11.104 million tonnes @ 5.43 g/t) and 0.076 million inferred 4E ounces (0.443 million tonnes @ 1.47 g/t).

Maseve Mine (Project 1) and Project 3 - History of Acquisition

On October 26, 2004, the Company entered into a joint venture agreement (the “WBJV Agreement”) forming the WBJV among the Company (37% interest held through PTM RSA), Amplats (37% interest held through its wholly owned subsidiary, Rustenburg Platinum Mines Ltd. (“RPM”), and Africa Wide (26% interest held directly) in relation to a platinum exploration and development project on combined mineral rights covering approximately 67 km2 on the Western Bushveld Complex of South Africa. The WBJV was divided into three distinct project areas, namely Projects 1, 2 and 3. In April 2007, Amplats contributed an additional 5 km2 area of prospecting rights into the WBJV. This additional area was adjacent to the east of Projects 1 and 3 and became a part of Project 2 once contributed into the WBJV. Africa Wide was subsequently 100% acquired by Wesizwe, a Johannesburg Stock Exchange-listed company, in September 2007. PTM RSA was the operator of the joint venture.

On December 8, 2008, the Company entered into certain agreements to consolidate and rationalize the ownership of the WBJV (the ‘‘Consolidation Transaction’’). On April 22, 2010, the Consolidation Transaction was completed and the WBJV dissolved. As a result, Projects 1 and 3 were transferred into Maseve and Project 2 was transferred into Africa Wide. On April 22, 2010, the Company also paid the equalization amount due under the WBJV Agreement to Amplats of Rand 186.28 million (approximately $24.83 million at the time).

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2017

Following the Consolidation Transaction, the Company held a 54.75% interest in Maseve and Wesizwe held a 45.25% initial interest in Maseve. Under the terms of the Consolidation Transaction, the Company subscribed for a further 19.25% interest in Maseve, from treasury, in exchange for Rand 408.81 million (approximately $59 million at the time), thereby increasing its effective shareholding in Maseve to 74%. The subscription funds were placed in escrow for application towards Africa Wide’s 26% share of expenditures for Projects 1 and 3. By mid-November 2013, the escrowed Maseve funds were fully depleted.

Waterberg Project

Waterberg Project – Activities in the period ended February 28, 2017

During the period ended February 28, 2017, approximately $2.65 million was spent at the Waterberg Project for engineering and exploration activities.

At period end, $23 million in net costs had been capitalized to the project. Since March 31, 2015, the budget for work at Waterberg has been fully funded by joint venture partner, the Japan Oil, Gas and Metals National Corporation ("JOGMEC") in accordance with the 2nd Amendment to the JOGMEC Agreement (both as defined below). To March 31, 2015, the Company funded the Company and Mnombo’s combined 63% share of the work on the Waterberg Project with the remaining 37% funded by JOGMEC. To March 31, 2015, the Company funded the Company and Mnombo’s combined 100% share of the work on the Waterberg Extension Project. Exploration work on the Waterberg Extension Project began in a material way in late 2013.

On April 19, 2016, the Company reported an updated independent 4E resource estimate for the Waterberg Project. Later, on October 19, 2016, the Company reported positive results from an Independent Pre-Feasibility Study (“PFS”) on the Waterberg Project and a further updated independent 4E resource estimate for the Waterberg Project. See “Waterberg Project – Pre-Feasibility Study and Mineral Resource and Reserve Details” below.

The Waterberg deposit is 13 km long so far, open along strike and begins from 140 meters deep. The deposit is known to continue down dip below the arbitrary 1,250 meter cut off depth applied to the deposit for resource estimation purposes. Minimum mineralized thickness is 3 meters and the maximum is 70 meters. Drilling will continue at Waterberg and the deposit is still open for expansion.

Based on a reinterpretation of airborne gravity surveys and taking the latest drill hole results into consideration, additional drilling northward along strike is planned.

Platinum Group plans to advance the project to completion of a feasibility study and a construction decision. Drilling to increase the confidence in certain areas of the known mineral resource to the measured category is planned to resume in April 2017.

Important detailed infrastructure planning has commenced for the Waterberg Project, including power line environmental and servitude work by Eskom and detailed hydrogeological work to source ground water. Eskom has progressed electrical power connection planning for a 65 km, 140MW line to the project.

Detailed hydrological work is now underway to study the possible utilization of known sources for significant volumes of ground water. Another instance where groundwater sources currently supply a large scale mine in the Limpopo region has stimulated this research. Several boreholes proximal to Waterberg have already identified large volumes of ground water that because of mineral content, is not potable or suitable for agriculture. Hydrological and mill process specialists are investigating the use of this water as mine process water. Hydrological work so far has also identified several large-scale water basins that are likely able to provide potable and mine process water for the Waterberg Project and local communities. The Waterberg Project team is examining the possibility of assisting with regional infrastructure to source potable water for municipal use while also sourcing and providing mine process water. Meetings with local municipalities have been positive and co-operative in tone and are encouraging for future development.

Planned feasibility engineering work on the Waterberg Project includes resource modelling, metallurgical work, optimization of the metallurgical flow sheet using South African and Japanese expertise, bulk services design and mechanized mine planning. Optimization of the mine plan and working on reducing underground sustaining development capital will be part of the upcoming feasibility study. The Company also plans to file a mining right application, with Joint Venture approval, based substantially on the results of the PFS.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2017

Waterberg Project – Pre-Feasibility Study and Mineral Resource and Reserve Details

On October 19, 2016, the Company announced positive results from a PFS on the Waterberg Project completed by international and South African engineering firm WorleyParsons RSA (Pty) Ltd. trading as Advisian. Technical information in this MD&A regarding the Waterberg Project is derived from the NI 43-101 technical report filed entitled “Independent Technical Report on the Waterberg Project Including Mineral Resource Update and Pre-Feasibility Study” dated October 19, 2016, with an effective date of October 17, 2016 for the estimate of mineral reserves and resources (the “October 2016 Waterberg Report”), prepared by (i) Independent Engineering Qualified Person Mr. Robert L Goosen (B.Eng. (Mining, Engineering)) Pr. Eng. (ECSA), Advisian/WorleyParsons Group, (ii) Independent Geological Qualified Person Mr. Charles J Muller (B.Sc. (Hons) Geology) Pri. Sci. Nat., CJM Consulting (Pty) Ltd., and (iii) Independent Engineering Qualified Person Mr. Gordon I. Cunningham, B. Eng. (Chemical), Pr. Eng. (ECSA), Professional association to FSAIMM, Turnberry Projects (Pty) Ltd.

Readers are directed to review the full text of the October 2016 Waterberg Report, available for review under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov for additional information.

The October 2016 Waterberg Report estimated that mineral resources in the “T” and “F” zones (100% project basis) increased to an estimated 24.886 million ounces 4E in the indicated category plus 10.802 million ounces 4E in the inferred category:

•	Indicated 218.265 million tonnes grading 3.55 g/t 4E (1.06 g/t Pt, 2.18 g/t Pd, 0.26 g/t Au, 0.04 g/t Rh, 2.5 g/t cut-off), plus 0.08% Cu and 0.15% Ni.

•	Inferred 97.212 million tonnes grading 3.46 g/t 4E (1.03 g/t Pt, 2.10 g/t Pd, 0.30 g/t Au, 0.03 g/t Rh, 2.5 g/t cut-off), plus 0.06% Cu and 0.11% Ni.

The October 2016 Waterberg Report also estimated probable mineral reserves in the “T” and “F” zones (100% project basis) estimated at 12.32 million ounces 4E plus 191.18 million pounds of copper and 333.04 million pounds of nickel:

•	102.7 million tonnes grading 3.73 g/t 4E (1.11 g/t Pt, 2.29 g/t Pd, 0.29 g/t Au, 0.04 g/t Rh, 2.5 g/t cut-off), plus 0.08% Cu and 0.15% Ni.

Only Indicated resources have been incorporated into the mine plan and financial model. The mineable reserve represents the portion of the indicated resource that can be economically mined as delivered to the mill, and as demonstrated in the PFS. The reader is cautioned to note that the mineral reserves are included within the indicated mineral resources, and are not in addition to them. As compared to earlier resource estimates, the increased F zone grade in the latest updated resource estimate combined with improved deposit definition allowed for the targeting of best grade thickness in early mine scheduling for the PFS.

Highlights of the PFS

•	Validation of the 2014 Waterberg Preliminary Economic Assessment (“PEA”) results for a large scale, shallow, decline accessible, mechanized platinum, palladium, rhodium and gold mine.

•	Annual steady state production rate of 744,000 4E ounces in concentrate.

•	A 3.5-year construction period.

•	Onsite life-of-mine average cash cost of $248 per 4E ounce including by-product credits and exclusive of smelter discounts.

•	After-tax Net Present Value (“NPV”) of $320 million, at an 8% discount rate, using three-year trailing average metal prices.

•	After-tax NPV of $507 million, at an 8% discount rate, using investment bank consensus average metal prices.

•

Estimated capital to full production of approximately $1.06 billion including $67 million in contingencies. Peak project funding estimated at $914 million. Capital costs to full production and peak funding of the project are estimated in Rand 2016 terms at 15R/1USD with a flat exchange rate. Escalation of costs in Rand terms are estimated to be mostly offset over time by future Rand devaluation.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2017

•	After-tax Internal Rate of Return (“IRR”) of 13.5% using three-year trailing average price deck.

•	After-tax IRR of 16.3% at investment bank consensus average metal prices.

•	Probable reserves of 12.3 million 4E ounces (2.5 g/t 4E cut-off).

•	Indicated resources updated to 24.9 million 4E ounces (2.5 g/t 4E cut-off) and deposit remains open on strike to the north and below a 1,250 meter arbitrary depth cut-off.

As a result of the shallow depth, good grades and a fully mechanized mining approach, the Waterberg Project has the opportunity to be a safe mine within the lowest quartile of the Southern Africa 4E industry cost curve. The project resources consist of 60% palladium and the PFS estimates that Waterberg will produce approximately 744,000 4E ounces per year at full production, of which 472,000 ounces would be palladium annually.

It is estimated that Waterberg will create approximately 3,361 new primary highly trained jobs with transferable skills. The increased safety, improved working conditions, low costs and decline access for rapid development all provide attractive features compared to traditional platinum and palladium mines in South Africa. The project is in an area prioritized for economic development. Relations with the small rural community in the area have been business like and positive.

The estimates for the scope of work, within the given battery limits, and subject to the qualifications, assumptions and exclusions contained in the PFS, are considered to be within the accuracy range required for a PFS of +25%. Monte Carlo simulation was used to provide a 12% contingency that was used in the estimates. A minimum mining width has been set at three meters so that all mining can be fully mechanized, safe and efficient

Waterberg Projects – History of Acquisition

The Waterberg JV Project is comprised of a contiguous granted prospecting right area of approximately 255 km2 located on the Northern Limb of the Bushveld Complex, approximately 70 km north of the town of Mokopane (formerly Potgietersrus). The adjacent Waterberg Extension property includes contiguous granted and applied-for prospecting rights with a combined area of approximately 864 km2. The Company has the exclusive right to apply for renewals of the prospecting rights for periods not exceeding three years each and the exclusive right to apply for a mining right over these prospecting right areas.

On September 28, 2009, PTM RSA, JOGMEC and Mnombo entered into a joint venture agreement, as later amended on May 20, 2013 (the “JOGMEC Agreement”) whereby JOGMEC could earn up to a 37% participating interest in the Waterberg JV Project for an optional work commitment of $3.2 million over four years, while at the same time Mnombo could earn a 26% participating interest in exchange for matching JOGMEC’s expenditures on a 26/74 basis ($1.12 million).

On November 7, 2011, the Company entered into an agreement with Mnombo whereby the Company acquired 49.9% of the issued and outstanding shares of Mnombo in exchange for cash payments totaling R1.2 million and an agreement that the Company would pay for Mnombo's 26% share of costs on the Waterberg JV Project until the completion of a feasibility study.

On May 26, 2015, the Company announced a second amendment (the “2nd Amendment”) to the JOGMEC Agreement. Under the terms of the 2nd Amendment, the Waterberg JV Project and Waterberg Extension Project are to be consolidated and contributed into a newly created operating company named Waterberg JV Resources (Pty) Ltd. (“Waterberg JV Co.”). The Company is to hold 45.65% of Waterberg JV Co. while JOGMEC is to hold 28.35% and Mnombo is to hold 26%. Through its 49.9% share of Mnombo, the Company will hold an effective 58.62% of Waterberg JV Co., post-closing. Under the 2nd Amendment, JOGMEC has committed to fund $20 million in expenditures over a three-year period ending March 31, 2018, of which approximately $13.02 million was funded to November 30, 2016. The Company remains the Project operator under the 2nd Amendment. Closing of this transaction is subject to MPRDA Section 11 approval by the DMR to transfer title of the prospecting rights. If Section 11 transfer approval is not obtained, the parties will default to the pre-amendment JV arrangement, with any advances received from JOGMEC to be used to offset its spending commitments on the Waterberg JV Project.

The Company carried Mnombo’s 26% share of expenses in the Waterberg project until March 31, 2015, after which time JOGMEC has been funding expenses under the terms of the 2nd Amendment.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2017

NON-MATERIAL MINERAL PROPERTY INTERESTS

The non-material mineral property interests of the Company include the War Springs and Tweespalk projects located in South Africa and various Canadian mineral property interests in Ontario, the Northwest Territories and Newfoundland and Labrador. These non-material property interests are not, individually or collectively, material to the Company. All non-material properties have been written off and are also described in the Company’s audited annual consolidated financial statements for the year ended August 31, 2016 and the AIF, copies of which may be obtained online on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

3.	DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

A)	Liquidity and Capital Resources

Equity Financings

On November 1, 2016, the Company announced the closing of an offering of 22,230,000 common shares at a price of $1.80 per share resulting in gross proceeds of $40 million. Details of this offering may be found in the Company’s October 25, 2016 Prospectus Supplement to a Short Form Base Shelf Prospectus dated October 14, 2016. Net proceeds to the Company after fees, commissions and costs were approximately $37 million.

On January 31, 2017, the Company announced the closing of an offering of 19,693,750 common shares at a price of $1.46 per share resulting in gross proceeds of $29 million. Details of this offering may be found in the Company’s January 24, 2017 Prospectus Supplement to a Short Form Base Shelf Prospectus dated October 14, 2016. Net proceeds to the Company after fees, commissions and costs were approximately $26 million.

The following is a reconciliation for the use of proceeds from the November 1, 2016 and January 31, 2017 offerings:

	As Estimated in	As Estimated in
Use of Proceeds	the October 25,	the January 24,	Aggregate	Actual to
(In millions of dollars)	2016 Prospectus	2017 Prospectus	Amount	February 28,
	Supplement	Supplement		2017(1)
Project 1 underground development	$ 22.0	$ 8.50	$ 30.5	$33.40
and production ramp-up costs
(100% basis)(2)
Working capital during start-up(3)	$ 9.4	$ 4.0	$ 13.4	$2.44
Repayment of Second Sprott	$ 5.0	$ -	$ 5.0	$2.50
Advance(4)
General corporate purposes	$ 0.56	$ 13.88	$ 14.44	$ -
Total	$ 36.96	$ 26.38	$ 63.34	$38.34

Explanatory Notes:

(1)	This column shows only the portion of the net proceeds of the November 1, 2016 and January 31, 2017 offerings that were spent during the period of November 1, 2016 to February 28, 2017.
(2)

Assumed that Africa Wide would elect not to contribute to Maseve in order to match its pro rata share of Project 1 funding. Any funding from Africa Wide or a new joint venture partner would reduce the Company’s funding requirements.

(3)	May be used for interest payable under the Sprott Facility, wages and salaries and other estimated general and administrative costs.
(4)

The proceeds from the Second Sprott Advance (as defined below) were used to fund underground development and production ramp-up at Project 1. The Sprott Lenders (as defined below) elected for earlier repayment of one half of the Second Sprott Advance from the proceeds of the November 1, 2016 offering. The balance of the Second Sprott Advance is to be repaid in six equal monthly instalments beginning July 31, 2017.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2017

Sprott Facility

On February 13, 2015, the Company entered into a secured credit agreement with a syndicate of lenders (the “Sprott Lenders”) led by Sprott Resource Lending Partnership (“Sprott”) for a senior secured loan facility (the “Original Sprott Facility”) of up to $40 million. On November 20, 2015, the Company drew down $40 million under the Original Sprott Facility. The Original Sprott Facility was amended on November 19, 2015, May 3, 2016, September 19, 2016 and January 13, 2017.

The Sprott Facility was amended and restated on October 11, 2016 (as so amended and restated and as further amended on January 13, 2017 and April 13, 2017, the “Sprott Facility”) and a further $5 million (the “Second Sprott Advance”) was drawn down October 12, 2016 with half of this amount repaid at the request of Sprott in November 2016. The remaining $2.5 million principal balance of the Second Sprott Advance is to be repaid using the net proceeds of equity or debt financings (excluding intercompany financings) that close after April 13, 2017. The maturity date of the Sprott Facility is December 31, 2018. The outstanding principal under the Sprott Facility is payable in 12 monthly instalments during calendar 2018, subject to certain mandatory prepayment provisions under the Sprott Facility. Interest is compounded and payable monthly at an interest rate of LIBOR plus 8.50% . The Sprott Lenders have a first priority lien on (i) the issued shares of PTM RSA held by the Company (and such other claims and rights described in the applicable pledge agreement) and (ii) all present and after-acquired personal property of the Company. The Sprott Facility is also guaranteed by PTM RSA.

The Company has made certain payments to the Sprott Lenders in connection with the Original Sprott Facility and the Sprott Facility, including (a) the issuance of 348,584 common shares in connection with the November 2015 draw down of the Original Sprott Facility; (b) a structuring fee comprised of a cash payment in the amount of $100,000, paid concurrently with the execution and delivery of the term sheet for the Original Sprott Facility; (c) a bonus payment in the amount of $1,500,000, payable in the form of 283,019 common shares issued concurrently with the execution of the Original Sprott Facility, (d) a standby fee in cash equal to 4% per annum of the daily unadvanced principal amount of the Sprott Facility payable in monthly instalments until December 31, 2015; (e) the issuance of 131,654 common shares in connection with the May 2016 amendment; (f) the issuance of 801,314 common shares in connection with the September 2016 amendment (g) the issuance of 113,963 common shares in connection with the Second Sprott Advance; and (h) the issuance of 275,202 shares in connection with the January 2017 amendment.

LMM Facility

On November 20, 2015, the Company also drew down $40 million from its secured loan facility (the “LMM Facility”) pursuant to the second lien credit agreement entered into on November 2, 2015, which was later amended on May 3, 2016, September 19, 2016, January 13, 2017 and April 13, 2017 (as so amended, the “LMM Credit Agreement”), with a major shareholder, Liberty Metals & Mining Holdings, LLC (“LMM”).

The interest rate on the LMM Facility is LIBOR plus 9.5% . Interest payments on the LMM Facility were to be accrued and capitalized until December 31, 2016, and then paid to LMM quarterly thereafter. On September 19, 2016, the LMM Facility was amended so interest payments will now be due starting December 31, 2017, while the first 20% of principal is to now be repaid on June 30, 2019 and then in tranches of 10% of the principal at the end of each calendar quarter beginning on September 30, 2019 and for each of the next seven quarters of the LMM Facility. Under the LMM Credit Agreement and subject to the conditions therein, LMM has a right of first offer in the event the Company, PTM RSA, or certain subsidiaries of the Company and PTM RSA wish to undertake a debt financing.

LMM has a second priority lien on (i) the issued shares of PTM RSA held by the Company (and such other claims and rights described in the applicable pledge agreement) and (ii) all present and after-acquired personal property of the Company. The LMM Facility is also guaranteed by PTM RSA. LMM and Sprott entered into an intercreditor agreement under which, among other things, LMM agreed to subordinate certain rights and to be bound by certain restrictions in favor of Sprott.

Pursuant to the LMM Credit Agreement the Company entered into a life of mine Production Payment Agreement (“PPA”) with LMM. Under the PPA, the Company agreed to pay to LMM a production payment of 1.5% of net proceeds received on concentrate sales or other minerals from the Maseve Mine and Project 3 (the “Liberty Production Payment”). Under the September 2016 amendment the Company no longer has the right to buy back 1% of the 1.5% Liberty Production Payment.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2017

An event of default under the PPA triggers the payment of a termination fee based on a net present value of the Liberty Production Payments to be made under the PPA at a 5% discount rate. An event of default under the Sprott Facility or the LMM Facility is also treated as an event of default under the PPA. The Company holds the right to terminate the PPA upon payment of the termination fee.

The PPA is secured with the second lien position of the LMM Facility until it is repaid. The PPA will be acknowledged in any subsequent debt arrangement of the Company. The Company has a right to refinance the Sprott Facility or the LMM Facility, subject to certain rights granted to LMM under the PPA.

The Company has made certain payments to LMM in connection with the LMM Facility, including (a) the issuance of 348,584 common shares in connection with the November 2015 draw down of the LMM Facility; (b) the issuance of 131,654 common shares in connection with the May 2016 amendments; (c) the issuance of 801,314 common shares in connection with the September 2016 amendments; and (d) the issuance of 293,616 common shares in connection with the January 2017 amendments.

Additional Terms of Facilities

Under the Sprott Facility and the LMM Facility the Company has agreed to covenants that are customary and usual for facilities and agreements of this nature, including:

-	Subject to the April 2017 amendments to the Sprott Facility and the LMM Facility, the maintenance of working capital in excess of $5,000,000;

-	Subject to the April 2017 amendments to the Sprott Facility and the LMM Facility, maintaining a minimum of $5,000,000 in unrestricted cash and cash equivalents;

-	In the case of the LMM Facility, maintenance of a debt service coverage ratio on a rolling four quarter basis of at least 1.20:1;

-	Compliance in all material respects with all applicable securities legislation and continuous disclosure obligations;

-	Compliance in all material respects with all applicable law, including environmental laws;

-	Diligent pursuit of construction completion of the Maseve Mine and the achievement of production targets;

-	Restrictions on the incurrence of debt and liens and the making of investments and restricted payments, except as set forth in the Sprott Facility and the LMM Facility; and

-	In the case of the LMM Facility, an agreement to pay LMM cash sweep amounts equal to 50% of excess cash flow on a quarterly basis.

January 2017 Amendments

Based on delays to the ramp up of production (as described above), the Sprott Facility and the LMM Facility were amended in January 2017 to revise certain production target provisions, to update the planned production figures, and to waive the application of a working capital requirement. The Sprott Facility was also amended in January 2017 to postpone the commencement of the requirement to pay the Sprott Lenders 50% of the proceeds of equity and debt financings (excluding intercompany financings) of the Company or its subsidiaries having a value exceeding $1,000,000 in the aggregate, in partial repayment of the Sprott Facility.

In consideration of the above amendments, the Company paid an amount equal to $425,000 to the Sprott Lenders and an amount equal to $453,440 to LMM (collectively, the “Amendment Fee”), in each case representing 1% of the outstanding principal amount of the applicable facility, payable by the issuance of 275,202 Company common shares to the Sprott Lenders and 293,616 Company common shares to LMM (collectively, the “Amendment Fee Shares”). The Amendment Fee Shares were issued at a deemed price of C$2.0277, equal to the volume weighted average trading price of the Company’s common shares on the Toronto Stock Exchange for the 10 trading days immediately prior to the date of the amendments, less a 10% discount, converted into Canadian dollars using the Bank of Canada noon spot rate for the purchase of Canadian dollars on the first business day immediately preceding the date of the amendments.

April 2017 Amendments

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2017

Based on delays to the ramp up of production (as described above), the Sprott Facility and the LMM Facility were further amended, with no amendment fee payable to Sprott or LMM, in April 2017 to:

•

revise production target provisions, to require the Maseve Mine to reach and maintain a three-month rolling average of (i) at least 60% of planned production for a three-month period commencing March 31, 2017 (instead of January 31, 2017) and (ii) at least 70% of planned production after June 30, 2017 (instead of April 30, 2017), and to update the planned production figures; and

•	waive until May 31, 2017, the covenant to maintain at all times a working capital in excess of $5,000,000 and a minimum of $5,000,000 in unrestricted cash and cash equivalents.

The Sprott Facility was also amended to:

•

postpone from March 31, 2017 to June 30, 2017 the commencement of the requirement to pay the Sprott Lenders 50% of the proceeds of equity and debt financings (excluding intercompany financings) of the Company or its subsidiaries having a value exceeding $1,000,000 in the aggregate, in partial repayment of the Sprott Facility; and

•

require repayment of the outstanding portion of the Second Sprott Advance in full using the net proceeds of any equity or debt financings (excluding intercompany financings) that close after April 13, 2017 (otherwise to be paid in six equal installments commencing July 31, 2017).

Additional Commentary

Production to date is significantly behind plan due to delays in underground development and other factors as discussed above at “PROPERTIES - SOUTH AFRICAN PROPERTIES - Maseve Mine - Maseve – Operations”. The Company’s engineers and mining personnel are working to rectify these operational issues. The rate of underground development at the Maseve Mine is an important factor with respect to mine ramp up and production rates. Further delays in underground development, stoping rates and planned tonnages may result in further production delays that will negatively impact on working capital requirements until mine operations generate positive cash flow. As development reaches planned mine blocks, increased stoping is scheduled and the successful execution of this stoping will be critical to meeting planned production rates and ramp up. If the Company is not able to achieve its aggressive ramp up of production targets in the months ahead, metals prices deteriorate, or further delays are experienced in ramp up production the Company may not have sufficient working capital for operations and planned debt repayments. Current working capital is below planned levels until positive cashflow is scheduled to be achieved.

Changes and improvements in mine operations planned in January and February 2017 began taking effect during March 2017. This delay combined with a strengthening Rand has resulted in lower than planned working capital balances at the time of writing. In order to achieve positive cash flow and to maintain its financial covenants under the Sprott Facility and the LMM Facility the Company estimates that it will need to source $10 million to $15 million of additional funding by way of refinancing its existing debt, the issuance of new debt, private or public offerings of equity or the sale of project or property interests. Metal prices and Rand exchange rates may have material effects on the Company and its requirements for further financing. Recent credit rating agency downgrades of South Africa's sovereign credit to junk status has weakened the Rand and may continue to influence the Rand to US Dollar exchange rate in future periods. Any failure by the Company to obtain required financing on acceptable terms could cause the Company to delay development of its material projects or could result in the Company being forced to sell some or all of its assets on an untimely or unfavourable basis.

Contractual Obligations

The following table discloses the Company’s contractual obligations as at February 28, 2017:

	Payments Due By Period (In thousands of dollars)
	< 1	1 – 3	4 – 5	> 5	Total
	Year	Years	Years	Years
Lease obligations	$510	$1,435	$-	$-	$1,847
ESKOM – power	3,593	-	-	-	3,593
Mining Development	9,420	-	-	-	9,420
Mining Indirect and Other	596	-	-	-	596
Sprott Facility	13,446	34,925	-	-	48,371
Liberty Facility	-	56,626	11,517	-	68,143
Totals	$27,565	$92,888	$11,517	$-	$131,970

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2017

Accounts Receivable and Payable

Accounts receivable at February 28, 2017 totaled $5.3 million (August 31, 2016 - $6.1 million) being comprised mainly of pre-production proceeds of $2.2 million in the current period ($2.8 million at August 31, 2016) and value added taxes refundable in South Africa of $2.6 million ($1.8 million at August 31, 2016). Accounts payable and accrued liabilities at February 28, 2017 totaled $15.2 million (August 31, 2016 - $16.9 million).

B)	Results of Operations

Six Months Ended February 28, 2017

For the six months ended February 28, 2017, the Company had a net loss of $59 million (February 29, 2016 – net loss of $2.5 million). This difference is predominantly due to an impairment of the Maseve property of $55 million during the period. Also, stock compensation expense of $1.1 million was recognized in the current period (February 29, 2016 – $0.09 million) with the difference due to more rapid vesting of share based compensation issued in the current period. General and administrative costs dropped from $3.0 million in the previous comparable period to $2.6 million in the current period. The currency translation adjustment recognized in the period is a gain of $52 million (February 29, 2016 - $79 million loss) due to an 11% increase in value of the Rand against the US Dollar in the current period as compared to a 20% decrease in the value of the Rand in the previous comparable period.

Three Months Ended February 28, 2017

For the three months ended February 28, 2017, the Company had a net loss of $56 million (February 29, 2016 – net loss of $1.8 million). This difference is predominantly due to an impairment of the Maseve property of $55 million during the period. General and administrative costs dropped from $1.6 million in the previous quarter to $1.4 million in the current quarter. Comprehensive loss for the quarter was $22 million (February 29, 2016 – $40 million loss) with the Maseve impairment being partially offset by a currency translation gain of $34 million in the current quarter. During the current quarter, the Rand increased in value relative to the US Dollar while in the previous comparable quarter, the Rand decreased in value relative to the US Dollar.

C)	Quarterly Financial Information

The following tables set forth selected quarterly financial data for each of the last eight quarters:

(In thousands of dollars, except for share data)

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2017

Quarter ended	Feb. 28,	Nov. 30,	Aug. 31	May 31,
($000's, except per share data)	2017	2016	2016	2016
Interest income(1)	349	300	$316	$294
Net income (loss)(2)	(56,288)	(2,450)	(35,021)	892
Basic earnings(loss) per share(3)	(0.39)	(0.03)	(0.21)	0.01
Total assets(4)	587,326	576,842	519,858	517,799

	Feb. 29,	Nov. 30,	Aug 31,	May 31,
Quarter ended	2016	2015	2015	2015
($000’s, except share data)
Interest income(1)	240	283	$763	$1,074
Net income (loss)(2)	(1,810)	(712)	(191)	(2,661)
Basic earnings(loss) per share(3)	(0.02)	(0.01)	(0.00)	(0.03)
Total assets(4)	482,264	525,864	498,342	531,606

Explanatory Notes:

(1)

The Company earns income from interest bearing accounts and deposits. Rand balances earn significantly higher rates of interest than can be earned at present in Canadian or U.S. Dollars. Interest income varies relative to cash on hand.

(2)

Net (loss) income by quarter is affected by the timing and recognition of large non-cash items. In the quarters ended February 28, 2017 and August 31, 2016 impairment charges of $55 million and $41.4 million respectively were recognized relating to the Maseve Mine. In the quarter ended February 28, 2015 and February 28, 2017 there were material share-based compensation expenses. Net (loss) income can also be impacted by the value of the Rand and the U.S. Dollar relative to the Canadian Dollar as the Company currently and in the past has held significant portions of its cash in each currency. At the end of each reporting period Rand and U.S. Dollar cash balances are translated to Canadian Dollars at period end exchange rates.

(3)

Basic loss per share is calculated using the weighted average number of common shares outstanding. The Company uses the treasury stock method to calculate diluted earnings per share. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. In periods when a loss is incurred, the effect of share issuances under options would be anti-dilutive, resulting in basic and diluted loss per share being the same.

(4)	At February 28, 2017, November 30, 2016 and May 31, 2016 the Company’s assets increased compared to prior periods as a result of equity offerings.

D)	Dividends

The Company has never declared nor paid dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance its business.

E)	Related Party Transactions

Transactions with related parties are as follows (in thousands of dollars):

i.	During the six months ended February 28, 2017, $117 ($119 – February 29, 2016) was paid to independent directors for directors’ fees and services.

ii.

During the Second Quarter, the Company accrued or received payments of $27 ($38 – February 29, 2016) from West Kirkland Mining Inc. (“West Kirkland”), a company with two directors in common, for administrative services. Amounts receivable at the end of the year include an amount of $28 ($15 – February 29, 2016) due from West Kirkland.

iii.

In fiscal 2016, the Company entered into a loan facility agreement with LMM, a significant shareholder. The loan was negotiated and entered into on commercial terms. For full details on this transaction please see note 6 in the Company’s condensed consolidated interim financial statements.

All amounts receivable and accounts payable owing to or from related parties (excluding the LMM Facility) are non-interest bearing with no specific terms of repayment. These transactions are in the normal course of business and are recorded at consideration established and agreed to by the parties.

F)	Off-Balance Sheet Arrangements

The Company does not have any special purpose entities nor is it party to any off-balance sheet arrangements.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2017

G)	Outstanding Share Data

The Company has an unlimited number of common shares authorized for issuance without par value. At February 28, 2017, there were 133,066,187 common shares outstanding and 4,726,875 incentive stock options outstanding at exercise prices of C$2.00 to C$14.00. At April 17, 2017, there were 133,066,187 common shares issued and outstanding and 4,726,875 incentive stock options outstanding. During the Second Quarter, the Company made no changes to the exercise price of outstanding options through cancellation and re-grant. Outstanding options were adjusted to conform with the Company’s announced consolidation of its common shares effective January 2016.

H)	Annual General Meeting

At the Company’s Annual General Meeting held on February 23, 2017 in Vancouver, BC, shareholders representing over 75% of its issued shares voted. The number of directors was fixed at seven and the shareholders elected management’s seven nominees for directors. The Board of Directors is unchanged from the previous year.

Shareholders voted 98.56% in favour of re-appointing PricewaterhouseCoopers LLP as auditors, and to authorize the directors to fix the auditor’s remuneration for the ensuing year.

Shareholders voted 80.07% in favour of a new Share Compensation Plan. The plan was closely modelled on another approved plan for a major mining company. Subsequent to approval, the Company made an administrative amendment to the Share Compensation Plan to add a “Claw Back” provision. Under the Claw Back provision, if there is a restatement of the financial results of the Company, other than due to a change in applicable accounting methods, rules, or interpretations, and the result of such restatement is that any performance-based compensation issued, paid, granted, or awarded to any executive officer of the Company would have been lower had it been calculated based on such restated results, then the Company may, in certain circumstances, cancel, rescind, or otherwise seek to recover from such executive officer the excess performance-based compensation paid, for the benefit of the Company.

4.	OUTLOOK

The Company’s key business objectives are to improve operational efficiency and advance underground development and production ramp up at the Maseve Mine with the objective of achieving positive cash flow in calendar 2017 and to advance the Waterberg Project. Twelve-month aggregate production guidance at the Maseve Mine for calendar 2017 is now modelled at approximately 85,000 4E ounces. Prior production guidance should not be relied upon.

In the near term, the Company’s liquidity will be constrained as development at the Maseve Mine will continue to utilize a majority of the Company’s cash on hand until production increases and positive cash flow is achieved. Lower metal prices, delays in production ramp up or a stronger Rand could all result in requirements for further financing. Development work in Blocks 12, 11, 10 and 9 in the north mine and Block 16 in the south mine are critical to the underground mining plans and ramp up profile of production for the Maseve Mine. The Company commenced production largely with low grade stockpile material to hot commission and balance the mill and flotation circuits. Milling has continued since then primarily with low grade stockpile material and muck from primary access headings developed on reef. The volume of stoping material at improved grades in accordance with the mine plan must increase as planned by operating management to meet the production ramp-up rates and production covenants per the Sprott Facility and LMM Facility. To meet production targets at the Maseve Mine, a significant performance improvement is required in development and stoping rates. The Company has a history over the past year of not achieving its plan and further delays in the planned production will increase the Company’s working capital needs which are further described above. Adverse developments such as contractor under-performance, Section 54 delays or labour disputes could have a negative impact on planned production and working capital. As described above at “PROPERTIES - SOUTH AFRICAN PROPERTIES - Maseve Mine - Maseve – Operations”, changes are being made to operations, contracts and contractors to achieve these improvements. The execution of these changes may also create a risk of disruption to operations.

The Company plans to advance the Waterberg Project to completion of a feasibility study and a construction decision. Drilling to increase the confidence in certain areas of the known mineral resource to the measured category is planned to resume with JOGMEC funding in April 2017. Engagement with utilities for the delivery of bulk services is in process. Engineering work on the Waterberg Project includes resource modelling, metallurgical work, optimization of the metallurgical flow sheet using South African and Japanese expertise, bulk services design and mechanized mine planning. Optimization of the mine plan and working on reducing underground sustaining development capital will be part of the upcoming feasibility study. The Company also plans to file a mining right application, with joint venture approval, based substantially on the results of the PFS. At the time of writing approximately $5.3 million in committed funding for further drilling and engineering at Waterberg remains to be paid by JOGMEC pursuant to the 2nd Amendment. This funding will allow the project to advance in 2017.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2017

The Company is currently working with BMO Capital Markets and Macquarie Capital to review and assess corporate and asset level strategic alternatives.

As well as the discussions within this MD&A, the reader is encouraged to also see the Company’s disclosure made under the heading “Risk Factors” in the AIF.

5.	CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company’s condensed consolidated interim financial statements in conformity with IFRS requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as income and expenses. The Company’s accounting policies are described in Note 2 of the Company’s audited annual consolidated financial statements for the year ended August 31, 2016.

Review of asset carrying values and impairment

In accordance with the Company’s accounting policy, each asset or cash generating unit is evaluated every reporting period to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss is recognised to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell and value in use.

The determination of fair value less costs to sell and value in use requires management to make estimates and assumptions about expected production, commodity prices, reserves, operating costs, closure and rehabilitation costs and future capital expenditures. The estimates and assumptions are subject to risk and uncertainty; hence there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in the income statement.

Asset Retirement Obligations

The amounts recorded for asset retirement costs are based on estimates included in closure and remediation plans. These estimates are based on engineering studies of the work that is required by environmental laws. These estimates include an assumption on the rate at which costs may inflate in future periods. Actual costs and the timing of expenditures could differ from these estimates.

Deferred tax assets, liabilities and resource taxes

The determination of the Company’s future tax liabilities and assets involves significant management estimation and judgment involving a number of assumptions. In determining these amounts the Company interprets tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of future tax assets and liabilities. The Company also makes estimates of the Company’s future earnings which affect the extent to which potential future tax benefits may be used. The Company is subject to assessment by various taxation authorities, which may interpret tax legislation in a manner different from the Company’s view. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise, the Company makes provision for such items based on the Company’s best estimate of the outcome of these matters.

Achievement of commercial production

Once a mine reaches the operating levels intended by management, the recognition of mining revenues as well as depreciation of capitalized costs begins. Significant judgement is required to determine when certain of the Company’s assets reach this level; management must consider several factors including:

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2017

•	completion of a reasonable period of commissioning;

•	consistent operating results are being achieved at a pre-determined level of design capacity and indications exist that this level will continue;

•	mineral recoveries are at or near expected production level, and;

•	the transfer of operations from development personnel to operational personnel has been completed.

Commercial production will be declared on the first day of the month following achievement of the above milestones. Once in commercial production, the capitalization of certain mine development and construction costs cease. Subsequent costs are either regarded as forming part of the costs of inventory or expensed. Any costs relating to mining asset additions or improvements or mineable reserve development will be assessed to determine whether capitalization is appropriate.

Classification of Liberty Production Payment

Significant judgement is required in determining the appropriate accounting for the Liberty Production Payment. Based on the specific facts and circumstances, judgement is required to assess whether the arrangement is a commodity agreement, a financial liability or a sale of a mineral interest. Management has determined that based on covenants that connect the Liberty Production Payment to the LMM Credit Agreement, management has not transferred the risk of ownership of the ounces to LMM and the Liberty Production Payment will be treated as a financial liability at fair value through profit or loss. This treatment will be re-visited in the future if terms of the loan or production payment are changed or if the loan is extinguished.

Fair Value of the Liberty Production Payment

Management has assessed the value of the Liberty Production Payment at the net present value of future production payments over the life of the Maseve Mine. The Company will continue to evaluate on an ongoing basis whether there are material changes to the inputs in the valuation and adjust the valuation of the Liberty Production Payment accordingly.

Determination of ore reserve and mineral resource estimates

The Company estimates its ore reserves and mineral resources based on information compiled by Qualified Persons as defined by NI 43-101. Reserves determined in this way are used in the calculation of depreciation, amortization and impairment charges, and for forecasting the timing of the payment of closing and restoration costs. In assessing the life of a mine for accounting purposes, mineral resources are only taken into account where there is a high degree of confidence of economic extraction. There are numerous uncertainties inherent in estimating ore reserves. Assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in reserves being restated. Such changes in reserves could impact on depreciation and amortization rates, asset carrying values and provisions for closure and restoration costs.

6.	DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to both SEC and Canadian Securities Administrators requirements are recorded, processed, summarized and reported in the manner specified by the relevant securities laws applicable to the Company. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the applicable securities legislation is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Controls Over Financial Reporting

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2017

No change in the Company’s internal control over financial reporting occurred during the period ended February 28, 2017 that has, or is reasonably likely to, materially affect the Company’s internal control over financial reporting.

7.	OTHER INFORMATION

Additional information relating to the Company for the Second Quarter may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Readers are encouraged to review the Company’s audited annual consolidated financial statements for the year ended August 31, 2016 together with the notes thereto as well as the AIF.

8.	LIST OF DIRECTORS AND OFFICERS

a) Directors:		b) Officers:

R. Michael Jones	Barry W. Smee	R. Michael Jones (CEO)
Frank R. Hallam	Timothy Marlow	Frank R. Hallam (CFO & Corporate Secretary)
Iain McLean	Diana Walters	Kris Begic (VP, Corporate Development)
Eric Carlson